Exhibit 99.2

Oasmia Pharmaceutical AB (publ)

Interim report for the period May 2018 – January 2019

THIRD QUARTER November 1, 2018 – January 31, 2019

•	Consolidated net sales amounted to TSEK 1,427 compared to TSEK 656 in the third quarter the previous year

•	Operating loss was TSEK 26,428 compared to TSEK 25,158 in the third quarter the previous year

•	Net loss after tax amounted to TSEK 30,260 compared to TSEK 29,120 in the third quarter the previous year

•	Loss per share was SEK 0.13 compared to SEK 0.16 in the third quarter the previous year

•	Comprehensive loss was TSEK 30,181 compared to TSEK 29,102 in the third quarter the previous year

THE PERIOD May 1, 2018 – January 31, 2019

•	Consolidated net sales amounted to TSEK 1,714 compared to TSEK 2,326 in the corresponding period the previous year

•	Operating loss was TSEK 75,626 compared to TSEK 75,707 in the corresponding period the previous year

•	Net loss after tax amounted to TSEK 122,343 compared to TSEK 85,927 in the corresponding period the previous year

•	Loss per share was SEK 0.62 compared to SEK 0.53 in the corresponding period the previous year

•	Comprehensive loss was TSEK 122,377 compared to TSEK 85,920 in the corresponding period the previous year

•	Apealea approved in the EEA

•	Oasmia has submitted a variation application to EMA to update Apealea’s label with positive efficacy data

•	New agreement entered into with Baxter BioPharma Solutions for commercial production

•	New patent regarding XR17 nanotechnology granted in the US

•	The company convened an Extraordinary General Meeting at the request of one of the company’s major shareholders. This meeting was subsequently cancelled due, amongst other things, to an incomplete proposal regarding the composition of the Board.

EVENTS AFTER CLOSING DAY

•	The company convened an Extraordinary General Meeting for March 19 at the request of one of the company’s major shareholders

Oasmia Pharmaceutical AB (publ) – Interim report May 2018 – January 2019 2 (21)

COMMENTS FROM THE CEO

Dear Shareholders,

The work on commercializing Apealea continues with undiminished vigour after approval by the European Commission in November 2018. The company submitted an update of the product’s label to EMA in January 2019 on the basis of subpopulation data. This update means that Apealea will have a better position in the market regarding treatment of patients with a first relapse of ovarian cancer. This is because we can now demonstrate statistically better efficacy with regard to progression free survival compared to today’s standard treatment. Significantly better efficacy is incredibly important for Apealea’s future position in the market and for ongoing price negotiations in the EU. This is of course closely related to the ongoing negotiations with distribution partners and has top priority. We anticipate that we will receive notification from EMA in March. The launch of Apealea in the EU is planned for the autumn of 2019, depending on the outcome of local price negotiations.

In addition to the update regarding positive efficacy data, Oasmia has also submitted changes concerning updated production processes as a result of Baxter’s involvement and other factors. When the dossier has been approved by EMA, applications will begin immediately for further market approval in large parts of the rest of the world. It is estimated that such approval will be obtained at the beginning of 2020. In this connection, negotiations are ongoing with potential distribution partners for above all China and the rest of Asia as well as for South America. We hope that these negotiations can be completed during the spring.

In parallel with this, the compilation of the dossier for the FDA has top priority. We expect to be able to submit an application in the second half of 2019 and estimate that if everything goes according to plan we will receive market approval in the US in the first half of 2021. Preparations for launch will begin in 2020 well ahead of approval.

AdvaVet has finally reached the final phase of the work on the listing prospectus. This will be submitted to the U.S. Securities and Exchange Commission (SEC) in March for review and approval. The review process is expected to be approximately 90 days and, when approval has been obtained, the plan is to list the company’s shares on the Nasdaq Capital Market in New York. The aim is that Oasmia’s shareholders will be given an opportunity to participate in the listing. The strategy for AdvaVet is to commercialize Oasmia’s veterinary products but also to acquire products that complement the company’s product portfolio so as to rapidly build up a position as the leading company in veterinary oncology.

Financially we are retaining the lower cost structure, which, in combination with increasing commercialization, will have a positive impact on the company’s results. Understandably, long-term financing could not be secured as planned before the end of the year. The aim is to complete this during the spring.

In January, in accordance with the contract, we invoiced a one-time payment from our distributor in Israel regarding the sales rights to Apealea in Israel and Turkey. This receivable amounts to EUR 200,000. The reason for this not being clearly seen in the income statement is the new reporting regulations (IFRS 15) which in brief state that revenue from this type of payment is to be divided up over the term of the contract. In November and December inventories of just over 6,000 units of Paclical were shipped to our Russian distributor from our stores in Uppsala. These have begun to be sold on the market. Sales are invoiced in two parts, first corresponding to the agreed product price, which is what can be seen in the income statement for the quarter, and subsequently, when the products have been sold, profits are shared on a continual basis. The next shipment will be made from Baxter in Germany.

The two Docecal studies that have been performed are at the final reporting stage. Oasmia plans to apply for market approval in Russia on the basis of these studies in the second half of 2019. The clinical and regulatory strategy will be determined for these markets in line with the scientific advice from EMA and the FDA.

Oasmia Pharmaceutical AB (publ) – Interim report May 2018 – January 2019 3 (21)

This quarter has unfortunately seen an ownership struggle in the company where Arwidsro Investment AB and Per Arwidsson have requested an Extraordinary General Meeting to change the composition of Oasmia’s Board and management. Oasmia’s Board was obliged to cancel the Extraordinary General Meeting as the proposal regarding the Board presented by Arwidsro did not meet Nasdaq’s requirements on a number of counts, amongst other things regarding competence, experience and knowledge of the company. This is in breach of a number of rules and regulations and could be a threat to both the company’s future business and its listing on the Stock Exchange. The company’s Nomination Committee and the Board hope to be able to come to a mutual agreement with Arwidsro and its representatives before the next meeting of the shareholders.

Mikael Asp, CEO

Oasmia Pharmaceutical AB (publ) – Interim report May 2018 – January 2019 4 (21)

Oasmia Pharmaceutical AB develops, manufactures, markets and sells a new generation of drugs within human and veterinary oncology. Product development aims to produce novel formulations based on well-established cytostatics which, in comparison with current alternatives, display improved properties, a reduced side-effect profile and expanded therapeutic areas. Product development is based on in-house research within nanotechnology and company patents. The company share is listed on NASDAQ Stockholm, the NASDAQ Capital Market in the US and the Frankfurt Stock Exchange.

BUSINESS ACTIVITIES

On November 20, the European Commission granted Apealea centralized marketing authorization with unified labelling that is valid in the 28 countries of the European Union (EU), as well as in Norway, Iceland and Liechtenstein. The approval of Apealea in combination with carboplatin is for treatment of patients with a first relapse of platinum-sensitive epithelial ovarian cancer, primary peritoneal cancer and fallopian tube cancer. During the period a type II variation application was submitted to EMA where efficacy results from subpopulation analyses demonstrate a statistically significant advantage for Apealea with regard to progression-free survival for patients with a first relapse. A reply from EMA regarding the variation application is expected at the end of the first calendar quarter of 2019 or at the beginning of the second. The company now has demonstrably sound data to proceed with to other countries and with few exceptions European approval is accepted as full confirmation and local approval processes are mainly of an administrative nature. Preparations for an application to the US Food and Drug Administration (FDA) are ongoing and are top priority. Oasmia expects that it will be able to submit the application to the FDA in the second half of 2019. Paclical/Apealea reported in April 2016 that all the objectives in the phase III study on ovarian cancer had been achieved and that positive results had been attained. This study will form the basis of submissions to the authorities.

Pursuant to new Russian rules, the Russian Ministry of Health has carried out a full GMP inspection of Oasmia’s facility. After the summer an official GMP certificate was received from the Russian authorities and it is thus possible to resume deliveries. In November and December all the inventories of Paclical in Uppsala were delivered to our distributor in Russia, Hetero Group. Further deliveries will be made on a continuous basis in the time ahead, which will then be produced by our third party supplier, Baxter. In order to cover the need in Russia and in the time ahead from the EU and other markets, a new five-year manufacturing agreement was signed with Baxter in November. Oasmia has now stopped producing Apealea in Uppsala and has instead started commercial production abroad for all markets. Production in Uppsala is now being adapted to produce Doxophos and Docecal.

A pharmacokinetic phase I study and an efficacy/safety study for Docecal are in the final stages and the company plans to apply for product registration of Docecal on the basis of these studies in the third calendar quarter of 2019. The regulatory strategy is currently to focus on Russia and we will present further information regarding other markets at a later date.

Oasmia’s assets in the veterinary medicine area have now been transferred to Oasmia’s subsidiary in the US, AdvaVet, Inc. The long-term aim is for AdvaVet to be financed and act separately from Oasmia. In order to spread ownership and finance the company, a US stock listing is planned. It is the US that is the principal market for the type of treatments that Paccal Vet and Doxophos Vet are designed for and the time until approval is also considerably shorter there compared with Europe, for example. This is due to the fact that so-called conditional approval can be obtained if the products are unique and for indications where few or no other approved products exist. As there are no other approved cytotoxins for pets, AdvaVet has a unique opportunity to build up a specialty cancer company, at the same time seeking additional products to license or buy.

PRODUCT DEVELOPMENT

HUMAN HEALTH

Paclical/Apealea

Paclical is a patented formulation of paclitaxel in combination with Oasmia’s XR17 nanotechnology, which is also patented. Apealea has orphan drug status (see below) in the US for the indication of ovarian cancer. The product is called Paclical in Russia but Apealea in Europe. Paclical is approved for the treatment of ovarian cancer in the EU, Russia and some further markets.

Oasmia Pharmaceutical AB (publ) – Interim report May 2018 – January 2019 5 (21)

Oasmia has performed a phase III study with Paclical for the treatment of ovarian cancer, an indication with around 250,000 new cases each year globally. The study included 789 patients in sixteen countries. The final phase III study report, which was completed during the third calendar quarter of 2015, was included as part of the marketing authorization application for the EU that was submitted to EMA in February 2016. In April 2016, the company presented primary positive overall survival data (OS data) from the study. This data will form the basis of the application to the FDA in the US for market approval.

In June 2018, Oasmia presented the phase III study on ovarian cancer at ASCO, the American Association of Clinical Oncology, which is the world’s largest congress in clinical oncology. The presentation also included further previously unreported subpopulation analyses. Apealea’s efficacy results from the subpopulation analyses demonstrate a statistically significant advantage for Apealea with regard to progression-free survival for patients with a first relapse. This positive efficacy data has been submitted to EMA so that is can be added to the approved product information.

Doxophos

Doxophos is a patented formulation of the cytostatic doxorubicin in combination with XR17. Doxorubicin is one of the most effective and widely used substances for the treatment of cancer. The company has received market approval for Doxophos in Russia as a hybrid pharmaceutical (improved generic pharmaceutical). Approval was received for many forms of cancer, amongst other things cancer of the blood, the skeleton, the breast, the prostate and the lungs. New rules regarding pricing in Russia have also impacted Doxophos and we hope to have an official price approved during the year.

Docecal

Docecal is a patented formulation of the cytostatic docetaxel in combination with XR17. A clinical pharmacokinetic crossover study and a randomized clinical study, both in comparison with Taxotere for the indication of metastatic breast cancer, are ongoing. Both studies were started in 2016 and the last of a total of 228 patients at 17 clinics in 5 countries has now completed treatment but completion of the study reports has been slightly delayed. The results of the randomized study will form the basis of the application for market registration in Russia as a first market and the two studies will form the basis of discussion with other authorities such as EMA for Europe and the FDA for the US.

XR17

XR17 is Oasmia’s patented excipient, or vehicle, which can make insoluble molecules water soluble by forming nanoparticles, which are immediately dissolved in the bloodstream without using solvents. These results, amongst other things, in shorter infusion times and no need for premedication of patients, which are positive properties compared with previously existing drugs based on the same active ingredients.

Oasmia has performed a study to investigate the safety and tolerance of XR17 in healthy volunteers. The study confirms that the side effects of the excipient are mild and that safety is good.

In November 2018 a new manufacturing patent was granted in the US for XR17. This patent allows a simpler manufacturing method, at the same time as it achieves a greater outcome compared to other competing methods. The patent thus comprises all products manufactured using XR17 and it is valid until 2036.

OAS-19

OAS-19 is the first cancer drug to apply two active cytostatics in one infusion. It is the unique properties of XR17 that make this combination possible. This concept provides Oasmia with yet another dimension for drug development with multiple active substances in one micelle, where substances with different water solubility can also be combined. Previous pre-clinical studies have shown promising results.

KB9520

KB9520 is a substance acquired from Karo Pharma in November 2016. In pre-clinical studies, the substance has shown that it contributes to reduced side effects of treatment with cytostatics when intake of KB9520 and cytostatic treatment are combined. KB9520 has also demonstrated good efficacy for several types of cancer in pre-clinical models. In these disease models, treatment has shown a significant reduction in tumour size by stimulating apoptosis (programmed cell death) and inhibiting cell growth. The company is actively looking for a partner together with whom Oasmia can drive the project forward.

Oasmia Pharmaceutical AB (publ) – Interim report May 2018 – January 2019 6 (21)

ANIMAL HEALTH

Paccal Vet

Paccal Vet is a patented formulation of paclitaxel in combination with XR17 and is intended for use in dogs. In February 2014, Paccal Vet was granted conditional approval by the FDA for treatment of mammary carcinoma and squamous cell carcinoma in dogs.

Paccal Vet is identical to Apealea, which is for human use. Unlike other paclitaxel formulations for human use, Paccal Vet can also be successfully used in pets, which is not the case for Apealea’s competitors Taxol and Abraxane, due to hypersensitivity reactions.

The primary objective of the company is to successfully broaden distribution of the product and reach a larger number of veterinary clinics. Paccal Vet has previously been available to a limited number of specialists in the field of veterinary oncology. Oasmia expects that a change in therapy through changed dosage to reduce side effects and thereby increase quality of life for pets will make the product more attractive to veterinarians and pet owners. To achieve this objective, the company has withdrawn its conditional approval and is actively working in consultation with the FDA to plan the start of a new study that can confirm a new treatment regimen.

Doxophos Vet

Doxophos Vet is a patented formulation of doxorubicin in combination with XR17. Oasmia is developing Doxophos Vet for the treatment of lymphoma, which is one of the most common cancers in dogs.

In February 2015, a pivotal phase II study was initiated whose primary endpoint is response rate in the treated dogs. All dogs enrolled in the study have been treated and the dogs enrolled in a follow-up study have been monitored until progression. The positive outcome of the study was reported in October 2018 and will form the basis of the application for approval to the FDA. The work on compiling the application is ongoing.

AdvaVet Inc.

Oasmia has transferred all the veterinary medicine assets for the products Doxophos Vet and Paccal Vet to the American subsidiary AdvaVet Inc.

AdvaVet was built up with American management during the spring and summer of 2018. Five members, the majority of whom are from the US, have been recruited to AdvaVet’s Board.

Oasmia Pharmaceutical AB (publ) – Interim report May 2018 – January 2019 7 (21)

By concentrating work on the American market and at the same time bringing in external resources, we expect to have a better future base for the company’s veterinary products Paccal Vet and Doxophos Vet. In parallel we are examining the possibility of acquiring external products to expand the product portfolio. In the time ahead the work on external financing will continue in parallel with development of the product candidates and planning for commercialization. The aim is to list AdvaVet on the Nasdaq Capital Market in New York. The prospectus for the listing is aimed to be submitted to the Securities and Exchange Commission (SEC) within short. For the time being the company continues to be wholly owned by Oasmia.

THE COMPANY

Apealea approved in the EEA

The European Commission issued approval of Apealea in combination with carboplatin for treatment of adult patients with a first relapse of platinum-sensitive epithelial ovarian cancer, primary peritoneal cancer and fallopian tube cancer. This approval is the first for a platinum-based paclitaxel combination as a treatment alternative for patients with a first relapse. The European Commission granted Apealea centralized marketing authorization with unified labelling that is valid in the 28 countries of the European Union (EU), as well as in Norway, Iceland and Liechtenstein.

Oasmia has submitted a variation application to EMA to update Apealea’s label with positive efficacy data

The European Medicines Agency (EMA) has validated the company’s variation application to add efficacy results for Apealea to the approved product information. Apealea’s efficacy results from subpopulation analyses demonstrate a statistically significant advantage for Apealea with regard to progression-free survival for patients with a first relapse.

New agreement entered into with Baxter BioPharma Solutions for commercial production

Oasmia entered into a new five-year production agreement with Baxter BioPharma Solutions for global commercial production of Apealea. Technology and processes have already been transferred to Baxter and production is planned to start shortly.

New patent regarding XR17 nanotechnology granted in the US

The United States Patent and Trademark Office (USPTO) has announced that a patent has been granted for the company’s unique manufacturing method regarding production of new drug formulations using XR17 nanotechnology. The patent is valid until 2036.

The company convened an Extraordinary General Meeting at the request of one of the company’s major shareholders. This meeting was subsequently cancelled due, amongst other things, to an incomplete proposal regarding the composition of the Board.

The company convened an Extraordinary General Meeting at the request of Arwidsro Invest AB and Per Arwidsson. This was due to be held on January 25, 2019. The company subsequently cancelled the Extraordinary General Meeting in the interests of the company as Per Arwidsson’s proposal regarding a new Board did not meet the requirements stipulated by a number of regulations and could have been a threat to the company’s listing on the Stock Exchange and thereby the company’s business in the future.

EVENTS AFTER CLOSING DAY

An Extraordinary General Meeting was convened for March 19 at the request of one of the company’s major shareholders

Oasmia Pharmaceutical AB (publ) – Interim report May 2018 – January 2019 8 (21)

FINANCIAL INFORMATION1

Consolidated income statement in brief

	2018/19	2017/18	2018/19	2017/18	2017/18
TSEK	Nov-Jan	Nov-Jan	May-Jan	May-Jan	May-Apr
Net sales	1,427	656	1,714	2,326	3,169
Change in inventories of products in progress and finished goods	(260)	(9)	(490)	(23)	(1,450)
Capitalized development costs	2,642	2,483	8,949	6,685	9,157
Other operating income	50	68	308	1,453	1,753
Operating expenses	(30,288)	(28,355)	(86,108)	(86,148)	(116,352)
Operating income (loss)	(26,428)	(25,158)	(75,626)	(75,707)	(103,724)
Net income (loss) for the period	(30,260)	(29,120)	(122,343)	(85,927)	(118,013)
Earnings (loss) per share, before and after dilution in SEK	(0.13)	(0.16)	(0.62)	(0.53)	(0.71)
Comprehensive income (loss) for the period	(30,181)	(29,102)	(122,377)	(85,920)	(118,036)

THIRD QUARTER

November 1, 2018 – January 31, 2019

Net sales

Net sales amounted to TSEK 1,427 compared to TSEK 656 in the third quarter the previous year and consisted of sales of goods to the tune of TSEK 1,287 compared to TSEK 630 in the corresponding quarter the previous year, sales of supplies to the tune of TSEK 18 compared to TSEK 26 in the third quarter the previous year and of royalties of TSEK 122 compared to TSEK 0 in the third quarter the previous year. A milestone payment of TSEK 2,069 for the rights for a partner to sell Apealea in Israel and Turkey was invoiced during the quarter. This revenue has been recognized pursuant to the new IFRS 15 reporting standard, which means that the amount has been divided up into a financing component and a transaction price. These have then been distributed over the expected useful life. This resulted in TSEK 48 being recognized as revenue during the quarter. This amount is included in the above-mentioned royalty figure.

Change in inventories of products in progress and finished goods

The change in inventories of products in progress and finished goods amounted to TSEK (260) during the quarter compared to TSEK (9) in the corresponding quarter the previous year.

Capitalized development costs

Capitalized development costs, which refer to phase III clinical trials for the product candidates Paclical and Paccal Vet, amounted to TSEK 2,642 compared to TSEK 2,483 in the third quarter the previous year. The capitalized development costs during the quarter are attributable to Paclical in their entirety. The Paccal Vet studies did not have any activity during the quarter. Capitalization during the corresponding quarter the previous year consisted of capitalization of development costs of TSEK 2,465 for Paclical while TSEK 18 stemmed from Paccal Vet.

Operating expenses

Operating expenses, including depreciation, amortization and impairments, were somewhat higher than for the corresponding quarter the previous year and amounted to TSEK 30,288 compared to TSEK 28,355 in the third quarter the previous year. The increase is largely attributable to increased expenses in the American subsidiary in connection with preparations for the planned listing on the Nasdaq Stock Exchange in New York. Increased expenses for the building up of subcontractors’ production capacity also contributed to the increase in expenses during the quarter.

The number of employees at the end of the quarter was 57 compared to 58 at the end of the third quarter the previous year.

Net loss for the quarter

The net loss after tax was TSEK 30,260 compared to TSEK 29,120 in the third quarter the previous year. The somewhat greater loss this year is explained by the above-mentioned increases in expenses, which are compensated for, however, by higher revenues and marginally better net financial income.

1 Figures within parentheses represent negative amounts.

Oasmia Pharmaceutical AB (publ) – Interim report May 2018 – January 2019 9 (21)

Oasmia’s business activities were not affected by seasonal variation or cyclical effects.

THE PERIOD

May 1, 2018 – January 31, 2019

Net sales

Net sales amounted to TSEK 1,714 compared to TSEK 2,326 in the corresponding period the previous year and consisted of sales of goods to the tune of TSEK 1,287 compared to TSEK 630 in the corresponding period the previous year, sales of supplies to the tune of TSEK 156 compared to TSEK 102 in the corresponding period the previous year and of royalties of TSEK 271 compared to TSEK 0 in the corresponding period the previous year. A milestone payment of TSEK 2,069 for the rights for a partner to sell Paclical in certain markets was invoiced during the period. This revenue has been recognized pursuant to the new IFRS 15 reporting standard, which means that the amount has been divided up into a financing component and a transaction price. These have then been distributed over the expected useful life. This resulted in TSEK 48 being recognized as revenue during the period. This amount is included in the above-mentioned royalty figure.

Last year’s net sales also included invoiced distribution rights of TSEK 1,595 in connection with the agreement entered into with the Russian distributor.

Change in inventories of products in progress and finished goods

The change in inventories of products in progress and finished goods amounted to TSEK (490) during the period compared to TSEK (23) in the corresponding period the previous year.

Capitalized development costs

Capitalized development costs, which refer to phase III clinical trials for the product candidates Paclical and Paccal Vet, amounted to TSEK 8,949 compared to TSEK 6,685 in the corresponding period the previous year. The capitalized development costs during the period are attributable to Paclical in their entirety. The Paccal Vet studies did not have any activity during the period. Most of the capitalization of development costs in the corresponding period the previous year was also for Paclical.

Other operating income

Other operating income amounted to TSEK 308 compared to TSEK 1,453 in the corresponding period the previous year. In the corresponding period the previous year a payment of TSEK 1,300 was received in connection with a legal dispute, which was reported as Other operating income.

Operating expenses

Operating expenses, including depreciation, amortization and impairments, were almost the same as for the corresponding period the previous year and amounted to TSEK 86,108 compared to TSEK 86,148.

The number of employees at the end of the period was 57 compared to 58 at the end of the corresponding period the previous year.

Operating income for the period

Operating income for the period was at the same level as for the corresponding period the previous year and amounted to a loss of TSEK 75,626 compared to a loss of TSEK 75,707.

Income (loss) before taxes

Income before taxes amounted to a loss of TSEK 89,521 compared to a loss of TSEK 85,927 in the corresponding period the previous year. The greater loss compared to the corresponding period the previous year is attributable in its entirety to the higher financial expenses of TSEK 13,912 this year compared to TSEK 10,276 in the corresponding period the previous year, which in turn is due to the on average higher level of interest-bearing liabilities this year.

Income tax

Oasmia has transferred all of its veterinary medicine assets to the American subsidiary AdvaVet Inc., including capitalized development expenditure of MSEK 109 for Paccal Vet. The transfer triggered a deferred tax expense of TSEK 32,822. This figure was TSEK 0 in the corresponding period the previous year. However, this deferred tax expense did not impact cash flow during the period.

Oasmia Pharmaceutical AB (publ) – Interim report May 2018 – January 2019 10 (21)

Net loss for the period

The net loss after tax was TSEK 122,343 compared to TSEK 85,927 in the corresponding period the previous year. The difference between the periods primarily stems from this year’s deferred tax expense and to higher financial expenses this year (see above).

Oasmia’s business activities were not affected by seasonal variation or cyclical effects.

Cash flow and capital expenditure

The cash outflow from operating activities was TSEK 74,461 compared to TSEK 94,350 in the corresponding period the previous year. The improvement compared to last year is primarily attributable to the positive development of working capital and lower interest paid. Interest payments made have been lower this year than during the corresponding period the previous year, despite the fact that interest expenses have been higher (see “Income (loss) before taxes” above) due to the positive development of Oasmia’s share price in the latter part of 2018. This has meant that large parts of convertible debt instruments outstanding have been converted to equity, which has meant that the interest has indeed been recognized as a financial expense, but it has not been necessary to pay it.

The cash outflow from investing activities was TSEK 11,939 compared to an outflow of TSEK 18,645 in the corresponding period the previous year. Capital expenditure during the period comprised investments in intangible assets of TSEK 10,047 compared to TSEK 18,441 in the corresponding period the previous year and consisted of capitalized development costs of TSEK 8,949 compared to TSEK 6,685 in the corresponding period the previous year and of patents of TSEK 1,098 compared to TSEK 11,756 in the corresponding period the previous year. Investments in property plant and equipment were TSEK 1,892 compared to TSEK 204 in the corresponding period the previous year. These investments comprised capital expenditure for production equipment.

The cash inflow from financing activities amounted to TSEK 78,409 compared to TSEK 132,656 in the corresponding period the previous year. This was due to an inflow of TSEK 119,200 from the issuance of convertible debt instruments, of which TSEK 33,000 comprised convertible debt instruments issued during the previous financial year, but not paid for at April 30, 2018. In addition to this inflow, borrowings of TSEK 37,552 were repaid and issue expenses of TSEK 3,257 were paid.

Financing

Oasmia had a loan of TSEK 102,419 from Nexttobe AB, which up until October 31, 2016 was Oasmia’s second largest shareholder. This loan carried interest of 8.5 percent. During the period another lender, MGC Capital Ltd, took over the loan plus accrued interest, in total TSEK 110,552. MGC subsequently redeemed 33,870,967 warrants for a total value of TSEK 105,000, which were offset against the above-mentioned loan. This means that at October 31, 2018 a loan from MGC of TSEK 5,552 remained. This loan was repaid in November 2018.

In conjunction with the above-mentioned redemption of warrants, 33,870,967 new shares were subscribed for, of which 25,806,451 have not been registered at the Swedish Companies Registration Office.

In April 2017, 26 convertible debt instruments were issued at a price of SEK 1,000,000 each, in total TSEK 26,000. These convertible debt instruments carried interest of 8.5 percent and matured on April 18, 2018. Upon maturity, accrued interest was paid while the principal was replaced by short-term promissory notes carrying interest of 8.5%. These were repaid in their entirety during the period.

In November 2017, 28 convertible debt instruments were issued at a price of SEK 1,000,000 each, in total TSEK 28,000. The instruments carried 8.0 percent interest and matured on November 30, 2018 unless there was prior conversion. All these convertibles were converted, however, before maturity at a price of SEK 3.10 per share and thus a total of 9,032,258 new shares were issued.

In April 2018, 26 convertible debt instruments were issued at a price of SEK 1,000,000 each, in total TSEK 26,000. These convertible debt instruments carried interest of 8 percent and matured on April 22, 2019, unless there was prior conversion. All these convertibles were converted, however, during the period at a price of SEK 4.90 per share and thus a total of 5,306,118 new shares were issued.

Oasmia Pharmaceutical AB (publ) – Interim report May 2018 – January 2019 11 (21)

In September 2018, 32 convertible debt instruments were issued at a price of SEK 1,100,000 each, in total TSEK 35,200. These convertible debt instruments carry interest of 8 percent and mature on September 7, 2019, unless there is prior conversion. These convertibles can be converted at a price of SEK 7.70 per share. Full conversion would entail the issue of 4,571,424 new shares. During the period TSEK 24,200 of this loan was converted, and thus 3,142,854 new shares were issued. In the event of conversion of the remaining convertibles, a further 1,428,570 new shares would be issued.

On October 31, 2018, 40 convertible debt instruments were issued at a price of SEK 2,000,000 each, in total TSEK 80,000. These convertible debt instruments carry interest of 5 percent and mature on October 30, 2019, unless there is prior conversion. These convertibles can be converted at a price of SEK 14.50 per share. Full conversion would entail the issue of 5,517,236 new shares. At January 31, 2019 TSEK 29,000 had not yet been received for these convertible debt instruments.

Furthermore, at October 31, 2018 there were non-negotiable promissory notes totalling TSEK 4,000. This sum was repaid during the quarter.

Outstanding warrants

As of January 31, 2019, the number of outstanding instruments was as follows:

	Number of warrants and convertibles	Maximum number of shares
Warrants which can be converted to three shares	1,280,250	3,840,750
Warrants which can be converted to one share, Board and management	5,543,182	5,543,182
Warrants which can be converted to one share, others	1,108,094	1,108,094
Convertibles	50	6,945,806
Maximum number of shares		17,437,832

These instruments do not entail any dilution effect as of January 31, 2019, but may do so in the future.

Financial position

The consolidated cash and cash equivalents at the end of the period totalled TSEK 7,599 compared to TSEK 47,655 at the end of the corresponding period the previous year. Interest-bearing liabilities were TSEK 85,786 and consisted of convertible debt instruments. The corresponding amount the previous year was TSEK 161,274 and consisted of a loan from Nexttobe, convertible debt instruments and non-negotiable promissory notes.

On October 31, 2018 the company issued convertible debt instruments of TSEK 80,000. At January 31, 2019 TSEK 29,000 had not yet been received for these convertible debt instruments.

Unutilized credit facilities at the end of the period amounted to TSEK 5,000 with a bank compared to TSEK 5,000 at the end of the corresponding period the previous year and TSEK 40,000 with one of the principal owners, Alceco International S.A., compared to TSEK 40,000 at the end of the corresponding period the previous year.

At the end of the period equity amounted to TSEK 399,347 compared to TSEK 363,830 at the end of the corresponding period the previous year, the equity/assets ratio was 71% compared to 65% at the end of the corresponding period the previous year and the net debt/equity ratio was 20% compared to 31% at the end of the corresponding period the previous year.

Future financing

Oasmia has two products approved, but this does not allow the company’s business operations to generate sufficient cash flow. Work is therefore continuously conducted on finding other financing alternatives. This work includes the company engaging in discussions with potential collaboration partners about the licensing of distribution and sales rights, negotiations with new and existing investors, financiers and lenders, and the company securing resources so that future forecast revenue flows materialize in regions where the company’s products are registered.

The Group’s available cash and cash equivalents and unutilized credit facilities at January 31, 2019 do not provide the liquidity necessary to run the planned business operations in the coming 12 months. In the light of the ongoing work on possible financing alternatives and the recent development of the company, it is the Board’s assessment that the outlook is good for financing the company’s business operations during the coming year. If sufficient financing is not obtained, there is a risk that it may not be possible to continue operations.

Oasmia Pharmaceutical AB (publ) – Interim report May 2018 – January 2019 12 (21)

Key ratios and other information

	2018/19	2017/18	2018/19	2017/18	2017/18
	Nov-Jan	Nov-Jan	May-Jan	May-Jan	May-Apr
Number of shares at the end of the period, before and after dilution, in thousands	227,759	176,406	227,759	176,406	176,406
Weighted average number of shares, before and after dilution, in thousands	226,330	176,406	196,241	162,904	166,196
Earnings (loss) per share, before and after dilution, SEK	(0.13)	(0.16)	(0.62)	(0.53)	(0.71)
Equity per share, SEK	1.75	2.06	1.75	2.06	1.96
Equity/assets ratio, %	71	65	71	65	61
Net debt, TSEK	78,187	113,618	78,187	113,618	171,680
Net debt/equity ratio, %	20	31	20	31	50
Return on total assets, %	neg	neg	neg	neg	neg
Return on equity, %	neg	neg	neg	neg	neg
Number of employees at the end of the period	57	58	57	58	58

Definitions

Earnings per share: Income for the period attributable to Parent Company shareholders divided by the weighted average number of shares, before and after dilution, in the period.

Equity per share: Equity attributable to Parent Company shareholders as a ratio of the number of shares at the end of the period.

Equity/assets ratio: Equity as a ratio of total assets.

Net debt: Total borrowings (comprising the balance sheet items liabilities to credit institutions, convertible debt instruments and other borrowings) with deduction of cash, cash equivalents and short-term investments.

Net debt/equity ratio: Net debt as a ratio of equity.

Return on total assets: Income before interest expenses as a percentage of the average balance sheet total.

Return on equity: Income before taxes as a ratio of average equity.

The key ratios found above are generic key ratios often used in analyses and comparisons between different companies. They are therefore given to enable the reader to rapidly and summarily evaluate Oasmia’s financial situation and possibly compare with other companies.

These have been calculated as follows:

	2018/19	2017/18	2018/19	2017/18	2017/18
	Nov-Jan	Nov-Jan	May-Jan	May-Jan	May-Apr
Equity per share
Equity attributable to Parent Company shareholders at end of period, TSEK	399,347	363,867	399,347	363,867	345,042
Number of shares at end of period, thousands	227,759	176,406	227,759	176,406	176,406
Equity per share, SEK	1.75	2.06	1.75	2.06	1.96

Equity/assets ratio
Equity at end of period, TSEK	399,347	363,830	399,347	363,830	345,036
Total assets at end of period, TSEK	562,829	562,880	562,829	562,880	568,075
Equity/assets ratio	71%	65%	71%	65%	61%

Net debt, TSEK
Convertible debt instruments	85,786	52,855	85,786	52,855	52,841
Other borrowings	0	108,419	0	108,419	134,419
Total borrowings	85,786	161,274	85,786	161,274	187,260

Cash and cash equivalents	7,599	47,655	7,599	47,655	15,580
Total cash and cash equivalents	7,599	47,655	7,599	47,655	15,580
Net debt	78,187	113,619	78,187	113,619	171,680

Net debt/equity ratio
Net debt, TSEK	78,187	113,619	78,187	113,619	171,680
Equity, TSEK	399,347	363,830	399,347	363,830	345,036
Net debt/equity ratio	20%	31%	20%	31%	50%

Oasmia Pharmaceutical AB (publ) – Interim report May 2018 – January 2019 13 (21)

Financial Statements (Unaudited)

Consolidated income statement

		2018/19	2017/18	2018/19	2017/18	2017/18
TSEK	Note	Nov-Jan	Nov-Jan	May-Jan	May-Jan	May-Apr
Net sales		1,427	656	1,714	2,326	3,169
Change in inventories of products in progress and finished goods		(260)	(9)	(490)	(23)	(1,450)
Capitalized development costs		2,642	2,483	8,949	6,685	9,157
Other operating income		50	68	308	1,453	1,753
Raw materials, consumables and goods for resale		(1,756)	(1,127)	(3,081)	(2,247)	(2,953)
Other external expenses		(13,927)	(13,879)	(43,755)	(44,581)	(60,235)
Employee benefit expenses		(12,598)	(12,077)	(34,704)	(35,811)	(48,371)
Depreciation, amortization and impairment		(2,007)	(1,272)	(4,567)	(3,509)	(4,794)
Operating income (loss)		(26,428)	(25,158)	(75,626)	(75,707)	(103,724)

Financial income		4	23	18	56	101
Financial expenses		(3,835)	(3,985)	(13,912)	(10,276)	(14,390)
Financial income and expenses, net		(3,831)	(3,962)	(13,894)	(10,220)	(14,289)

Income (loss) before taxes		(30,260)	(29,120)	(89,521)	(85,927)	(118,013)

Taxes	2	-	-	(32,822)	-	-
Income (loss) for the period		(30,260)	(29,120)	(122,343)	(85,927)	(118,013)

Income (loss) for the period attributable to:
Parent Company shareholders		(30,273)	(29,084)	(122,349)	(85,888)	(118,007)
Non-controlling interests		14	(36)	6	(39)	(6)

Earnings (loss) per share, before and after dilution, SEK		(0.13)	(0.16)	(0.62)	(0.53)	(0.71)

Consolidated statement of comprehensive income

		2018/19	2017/18	2018/19	2017/18	2017/18
TSEK	Note	Nov-Jan	Nov-Jan	May-Jan	May-Jan	May-Apr
Income (loss) for the period		(30,260)	(29,120)	(122,343)	(85,927)	(118,013)
Other comprehensive income (loss)
Items that may be subsequently reclassified to the income statement:
Translation differences		78	18	(34)	7	(23)
Total other comprehensive income (loss)		78	18	(34)	7	(23)
Comprehensive income (loss) for the period		(30,181)	(29,102)	(122,377)	(85,920)	(118,036)

Comprehensive income (loss) attributable to:
Parent Company shareholders		(30,194)	(29,067)	(122,383)	(85,881)	(118,030)
Non-controlling interests		13	(36)	6	(39)	(6)

Comprehensive earnings (loss) per share, before and after dilution, SEK		(0.13)	(0.16)	(0.62)	(0.53)	(0.71)

Oasmia Pharmaceutical AB (publ) – Interim report May 2018 – January 2019 14 (21)

Consolidated statement of financial position

TSEK	Note	Jan 31, 2019	Jan 31, 2018	Apr 30, 2018
ASSETS
Non-current assets
Property, plant and equipment		14,950	16,133	15,527
Capitalized development costs	3	434,338	423,607	426,079
Other intangible assets		45,648	46,858	45,957
Financial non-current assets		2	2	2
Total non-current assets		494,938	486,600	487,565

Current assets
Inventories	4	12,607	11,870	9,746
Accounts receivable		4,259	1,413	1,578
Other current receivables		30,948	8,430	34,371
Prepaid expenses and accrued income		12,478	6,911	19,234
Cash and cash equivalents		7,599	47,655	15,580
Total current assets		67,891	76,280	80,509

TOTAL ASSETS		562,829	562,880	568,075

EQUITY
Capital and reserves attributable to Parent Company shareholders
Share capital		20,052	17,641	17,641
Ongoing new share issue/conversion		2,724	-	-
Other capital provided		1,405,271	1,218,968	1,232,290
Reserves		(63)	-	(29)
Retained earnings including income (loss) for the period		(1,028,636)	(872,741)	(904,860)
Equity attributable to Parent Company shareholders		399,347	363,867	345,042
Equity attributable to non-controlling interests		0	(38)	(6)
Total equity	9	399,347	363,830	345,036

LIABILITIES
Long-term liabilities
Deferred tax liability		32,822	-	-
Total long-term liabilities		32,822	0	0

Current liabilities
Convertible debt instruments		85,786	52,855	52,841
Other short-term borrowings		-	108,419	134,419
Accounts payable		17,032	10,374	9,256
Other current liabilities		3,310	3,845	3,504
Accrued expenses and deferred income		24,533	23,557	23,019
Total current liabilities		130,660	199,050	223,039

Total liabilities		163,482	199,050	223,039

TOTAL EQUITY AND LIABILITIES		562,829	562,880	568,075

Any contingent liabilities and pledged assets are reported in note 6

Oasmia Pharmaceutical AB (publ) – Interim report May 2018 – January 2019 15 (21)

Consolidated statement of changes in equity

	Attributable to Parent Company shareholders
TSEK	Share capital	Ongoing new share issue/conversion	Other capital provided	Reserves	Retained earnings incl. income (loss) for the period	Total equity attributable to Parent Company shareholders	Non-controlling interests	Total equity
Opening balance as of May 1, 2017	11,904	706	1,074,619	(6)	(786,853)	300,371	-	300,371
Income (loss) for the period	-	-	-	-	(85,888)	(85,888)	(39)	(85,927)
Other comprehensive income (loss)	-	-	-	6	-	6	1	7
Comprehensive income (loss) for the period	0	0	0	6	(85,888)	(85,882)	(38)	(85,920)
Warrants	-	-	1,171	-	-	1,171	-	1,171
Equity component in issue of convertible debt instruments	-	-	509	-	-	509	-	509
New share issues	5,737	(706)	158,472	-	-	163,503	-	163,503
Issue expenses	-	-	(15,803)	-	-	(15,803)	-	(15,803)
Closing balance as of January 31, 2018	17,641	0	1,218,968	0	(872,741)	363,868	(38)	363,830

Opening balance as of May 1, 2017	11,904	706	1,074,619	(6)	(786,853)	300,371	-	300,371
Income (loss) for the year	-	-	-	-	(118,007)	(118,007)	(6)	(118,013)
Other comprehensive income (loss)	-	-	-	(23)	-	(23)	-	(23)
Comprehensive income (loss) for the year	0	0	0	(23)	(118,007)	(118,031)	(6)	(118,036)
Warrants	-	-	13,713	-	-	13,713	-	13,713
Equity component in issue of convertible debt instruments	-	-	985	-	-	985	-	985
New share issues	5,737	(706)	158,472	-	-	163,503	-	163,503
Issue expenses	-	-	(15,500)	-	-	(15,500)	-	(15,500)
Closing balance as of April 30, 2018	17,641	0	1,232,290	(29)	(904,860)	345,042	(6)	345,036

Opening balance as of May 1, 2018	17,641	0	1,232,290	(29)	(904,860)	345,042	(6)	345,036
Adjustment due to changed accounting policies	-	-	-	-	(1,427)	(1,427)	-	(1,427)
Adjusted opening balance as of May 1, 2018	17,641	0	1,232,290	(29)	(906,288)	343,616	(6)	343,609
Income (loss) for the period	-	-	-	-	(122,349)	(122,349)	6	(122,343)
Other comprehensive income (loss)	-	-	-	(34)	-	(34)	-	-34
Comprehensive income (loss) for the period	0	0	0	(34)	(122,349)	(122,383)	6	(122,377)
Equity component in issue of convertible debt instruments	-	-	4,276	-	-	4,276	-	4,276
Reversal of expenses upon conversion of convertible debt instruments	-	-	1,928	-	-	1,928	-	1,928
Reversal of equity in connection with redemption of warrants	-	-	(10,617)	-	-	(10,617)	-	(10,617)
New share issues	806	-	101,631	-	-	102,438	-	102,438
Redemption of convertibles	1,605	-	69,595	-	-	71,200	-	71,200
Ongoing new share issue/conversion	-	2,724	6,857	-	-	9,581	-	9,581
Issue expenses	-	-	(690)	-	-	(690)	-	(690)
Closing balance as of January 31, 2019	20,052	2,724	1,405,271	(63)	(1,028,636)	399,347	0	399,347

Oasmia Pharmaceutical AB (publ) – Interim report May 2018 – January 2019 16 (21)

Consolidated cash flow statement

	2018/19	2017/18	2018/19	2017/18	2017/18
TSEK	Nov-Jan	Nov-Jan	May-Jan	May-Jan	May-Apr
Operating activities
Operating income (loss) before financial items	(26,428)	(25,158)	(75,626)	(75,707)	(103,724)
Adjustments for non-cash items	2,889	1,272	5,449	3,509	6,420
Interest received	(19)	23	30	56	101
Interest paid	(2,118)	(304)	(3,045)	(7,799)	(10,126)
Cash flow from operating activities before working capital changes	(25,676)	(24,167)	(73,192)	(79,941)	(107,329)

Change in working capital
Change in inventories	(2,348)	1,026	(3,743)	1,815	2,869
Change in accounts receivable	(480)	288	(613)	(1,378)	(1,543)
Change in other current receivables	(4,602)	2,526	(4,605)	57	335
Change in accounts payable	2,447	(4,965)	7,798	(10,453)	(11,755)
Change in other current liabilities	739	1,988	(105)	(4,450)	(6,211)
Cash flow from operating activities	(29,921)	(23,304)	(74,461)	(94,350)	(123,634)

Investing activities
Investments in intangible assets	(2,716)	(13,783)	(10,047)	(18,441)	(21,037)
Investments in property, plant and equipment	(1,264)	(74)	(1,892)	(204)	(415)
Cash flow from investing activities	(3,980)	(13,857)	(11,939)	(18,645)	(21,452)

Financing activities
Increase in liabilities to credit institutions	-	-	4,801	-	-
Repayment of liabilities to credit institutions	-	-	(4,801)	-	-
Borrowings	-	-	-	3,000	3,000
Repayments of loans	(11,552)	(4,500)	(37,552)	(39,000)	(39,000)
Convertible debt instruments	51,000	21,000	119,200	21,000	21,000
Warrants	-	-	-	199	199
New share issues	-	-	18	159,282	159,282
Issue expenses	(2,554)	(469)	(3,257)	(11,826)	(11,826)
Cash flow from financing activities	36,894	16,031	78,409	132,656	132,655

Cash flow for the period	2,993	(21,130)	(7,991)	19,661	(12,430)
Exchange rate differences in cash & cash equivalents	(2)	(6)	9	(6)	10
Cash and cash equivalents at beginning of the period	4,607	68,792	15,580	28,001	28,001
Cash and cash equivalents at end of the period	7,599	47,655	7,599	47,655	15,580

Oasmia Pharmaceutical AB (publ) – Interim report May 2018 – January 2019 17 (21)

Notes to Unaudited Financial Statements

Note 1 Accounting policies etc

This report is presented in accordance with IAS 34, Interim Financial Reporting and the Swedish Securities Market Act. The consolidated accounts are presented in accordance with the International Financial Reporting Standards (IFRS) and interpretations by the International Financial Reporting Interpretations Committee (IFRIC), RFR 1, Supplementary Accounting Rules for Groups and the Swedish Annual Accounts Act. The accounting policies and calculation methods for the Group are unchanged compared to those described in the Annual Report for the financial year May 1, 2017 – April 30, 2018, apart from the fact that the company has applied IFRS 15 and IFRS 9 since May 1, 2018. An account of these is given below.

Apart from the two cases mentioned above, new or revised IFRS standards or interpretations by IFRIC that have become effective since May 1, 2018 have not had any effect on Oasmia’s financial reports. Similar to what was the case at the end of the previous financial year, financial instruments’ carrying amounts are the same as fair values with the exception of the convertible debt instruments. The fair values of the convertibles amount to TSEK 89,382, while their carrying amount including accrued interest is TSEK 87,138.

The Group currently has only one operating segment and therefore does not disclose any segment information.

The following new IFRS have been applied by Oasmia since May 1, 2018:

IFRS 9 Financial instruments: This standard came into force on January 1, 2018 and is applied by Oasmia as from the 2018/2019 financial year.

IFRS 9 Financial Instruments replaces IAS 39 and covers reporting of financial assets and liabilities. With regard to the classification and measurement of financial instruments, IFRS 9 involves simplifications compared to IAS 39. In order to assess how financial instruments are to be recognized pursuant to IFRS 9, the company should take into account the contractual cash flows and the business model within which the instrument is held.

One effect of IFRS 9, compared to IAS 39, is that credit losses will be recognized earlier. The criteria for hedge accounting have also been changed.

The introduction of this standard has not had any significant impact on the current report.

IFRS 15 Revenue from Contracts with Customers: This standard came into effect on January 1, 2018 and is applied by Oasmia as from the 2018/2019 financial year.

This standard primarily replaces IAS 18 Revenue, which is the standard that has regulated the reporting of revenue so far. The basic principle for when a revenue may be recognized pursuant to IFRS 15 is when the customer can use the goods acquired or can profit from the benefit of a service, while IAS 18 focuses more on when risk is transferred from the vendor to the purchaser.

When it is introduced, IFRS 15 shall also be applied retroactively to previous periods in accordance with one of the following methods:

•	Complete retroactive application to previous periods.

•	The combined effect of a first application is reported as an adjustment of the opening balance of equity.

Oasmia has chosen to apply the second method, that is to only adjust the opening balance of equity. The impact of this adjustment has involved a reduction of equity of approximately MSEK 1.4. This derives from different reporting of the distribution rights for Oasmia’s Russian distributor that were invoiced and taken up as revenue in the last financial year. A further account of this is given in note 9 below.

The following new IFRS is expected to impact Oasmia’s financial reporting in coming financial years:

IFRS 16 Leasing: This standard comes into effect on January 1, 2019, which means that it will be applied by Oasmia as from the 2019/2020 financial year.

IFRS 16 requires the lessee to report, at the beginning of the leasing agreement, the right to use the leased assets in the balance sheet and at the same time a lease liability is to be reported. For Oasmia this will primarily mean that the rental agreements now reported as operational leasing agreements will be recognized in the balance sheet. The assets will be amortized during the time they are used and leasing rates will be reported both as the payment of instalments on the leasing liability and as an interest expense in the income statement.

The leasing liability may also be reassessed during the term of the lease under certain circumstances, for example if modifications are made to the lease.

There will be two exceptions, however. Leased assets of low value and short-term leasing (for a period of no more than twelve months) will be exempt from the obligation to capitalize the right of use and to enter the expected leasing payments as a liability.

It is estimated that the balance sheet total will consequently increase by approximately MSEK 20-25. It will also mean that expenses of approximately MSEK 6-7 per year, which are now reported in the income statement under Other external expenses, will be reported either as depreciation or as interest expenses.

Oasmia Pharmaceutical AB (publ) – Interim report May 2018 – January 2019 18 (21)

Note 2 Taxes

The Group has accumulated losses carried forward, related to previous years and this period, amounting to TSEK 1,094,204 compared to TSEK 977,680 at the end of the third quarter the previous year . There are currently no sufficiently convincing reasons to assume that tax losses carried forward can be utilized against future profits and therefore no deferred tax asset has been considered in the balance sheet.

During the period the veterinary assets were transferred from the Parent Company to its subsidiary in the US, AdvaVet. In the Parent Company these assets were recognized in the amount of TSEK 109,408, which was also their taxable value. After the transfer to AdvaVet, the assets have no taxable value, however, which has led to a taxable temporary difference. This has led to a deferred tax expense in the consolidated income statement for the period of TSEK 32,822 and a corresponding deferred tax liability in the consolidated statement of financial position. When calculating the deferred tax effect, the American tax rate has been used, as the assets’ value is expected to be recovered in the US.

Note 3 Capitalized development costs

Oasmia capitalizes development costs consisting of the company’s investments in clinical phase III trials for the product candidates Paclical and Paccal Vet. The accumulated assets per product candidate are disclosed below.

TSEK	Jan 31, 2019	Jan 31, 2018	Apr 30, 2018
Paclical	324,930	314,206	316,671
Paccal Vet	109,408	109,401	109,408
Total	434,338	423,607	426,079

During the period all veterinary assets, including the capitalized development costs for Paccal Vet of MSEK 109, were transferred from the Parent Company to the American subsidiary AdvaVet.

During the period the company began to amortize part of the capitalized development costs for Paclical that are attributable to the Russian market. Amortization for the period amounted to TSEK 690 compared to TSEK 0 for the corresponding period the previous year.

Note 4 Inventories

TSEK	Jan 31, 2019	Jan 31, 2018	Apr 30, 2018
Valued at cost of acquisition

Raw materials and consumables	5,677	3,789	3,092
Products in progress	6,930	8,081	6,653
Total	12,607	11,870	9,746

Goods have been expensed or written down as follows:

	2018/19	2017/18	2017/18
TSEK	May-Jan	May-Jan	May-Apr
Goods expensed	-	-	-
Goods written down	882	-	1,069

Note 5 Transactions with related parties

At January 31, 2019, Oasmia had a credit facility of TSEK 40,000, compared to TSEK 40,000 at the end of the third quarter the previous year, provided by one of the company’s largest shareholders, Alceco International S.A. The interest rate on utilized credit is 5 percent. As of January 31, 2019, it was completely unutilized, which was also the case as of January 31, 2018.

A loan of TSEK 6,000 plus TSEK 96 was repaid to Arwidsro Investment AB, Oasmia’s principal owner, during the period.

During the period the Parent Company transferred all veterinary assets to the American subsidiary AdvaVet free of charge. The carrying amount of these assets, MSEK 109, has been recognized in the Parent Company as “Participations in Group companies”.

During the period MGC Capital Ltd acquired 33,870,967 new shares in Oasmia through the redemption of warrants. At January 31, 2019, they were the second largest shareholder, with a holding of 11 percent of the shares in Oasmia.

No other material transactions with related parties occurred during the period beyond remuneration provided to members of the Board and employees.

Oasmia Pharmaceutical AB (publ) – Interim report May 2018 – January 2019 19 (21)

Note 6 Contingent liabilities and pledged assets

The Parent Company has issued a floating charge of TSEK 8,000 to a bank as security for an overdraft facility of TSEK 5,000, and as the limit for a foreign currency derivative of TSEK 3,000.

During the financial year 2016/17 warrants were issued in programmes for the Board and management. As these were invalid, however, an Extraordinary General Meeting on June 2, 2017 adopted a resolution whereby these programmes were cancelled. A possible consequence of the programmes being invalid and cancelled could be that the company’s income statement is negatively impacted. However, it is difficult to estimate or determine the sum total of this eventuality. This disclosure is therefore made without specifying any impact on the income statement.

The Parent Company has given a guarantee to a former employee regarding any costs stemming from employment at Oasmia that might later affect the employee.

In previous reports Oasmia has provided information concerning a claim filed by a supplier that the company has contested. The Board and management have previously assessed that in the event of a negative outcome in any legal dispute, the company would be impacted by a cost of approximately MSEK 10. During the period this claim was relinquished by the supplier in question without any cost for Oasmia.

As reported above under “Financing”, MGC Capital Ltd, redeemed 33,870,967 warrants during the period, corresponding to a value of TSEK 105,000, which has been set off against Oasmia’s liability to MGC. However, it has not yet been possible to convert 25,806,451 of these warrants, corresponding to TSEK 80,000, due to the fact that a third party has claimed that the allocation of these warrants to MGC is illegal. This will be tried by an arbitration tribunal shortly.

Should the arbitration tribunal find in favour of the opposite party so that conversion will not be able to take place, this may mean that a liability of TSEK 80,000 to MGC will need to be reversed and re-recognized on the balance sheet and that equity is reduced by a corresponding amount, and that interest expenses will be charged to the income statement from the time of the offset up until the time of the arbitration award.

Note 7 Risk factors

The Group is subjected to a number of different risks through its business. By creating awareness of the risks involved in the business these risks can be limited, controlled and managed at the same time as business opportunities can be utilized to increase earnings. The risks to Oasmia’s business activities are described in the Annual Report for the financial year May 1, 2017 – April 30, 2018. No further risks have occurred during the period.

Note 8 Future financing

Oasmia has two products approved, but this does not allow the company’s business operations to generate sufficient cash flow. Work is therefore continuously conducted on finding other financing alternatives. This work includes the company engaging in discussions with potential collaboration partners about the licensing of distribution and sales rights, negotiations with new and existing investors, financiers and lenders, and the company securing resources so that future forecast revenue flows materialize in regions where the company’s products are registered.

The Group’s available cash and cash equivalents and unutilized credit facilities at January 31, 2019 do not provide the liquidity necessary to run the planned business operations in the coming 12 months. In the light of the ongoing work on possible financing alternatives and the recent development of the company, it is the Board’s assessment that the outlook is good for financing the company’s business operations during the coming year. If sufficient financing is not obtained, there is a risk that it may not be possible to continue operations.

Note 9 Adjustment of equity due to changed accounting policies

During the past financial year, 2017/2018, Oasmia invoiced its Russian partner TUSD 200, translated to TSEK 1,595, for the distribution rights in the countries specified in the distribution agreement. This sum was recognized as revenue in 2017/2018 and was included in the “Net sales” row in the income statement.

Under IFRS 15, which Oasmia has applied since the beginning of the current financial year, when calculating the transaction price of a transaction, payment from a customer shall be adjusted for any financing component that arises if the agreed time for payment results in a (significant) financing benefit for the company. As the distribution agreement in question is valid for five years, with an optional two-year extension, the invoiced TSEK 1,595 is assessed to contain a financing component, which is calculated to be TSEK 485. The transaction price has thus been calculated to be TSEK 2,080. The transaction price and the financing component are recorded as revenue and an expense, respectively, and are then distributed over the duration of the agreement, that is 7 years. This means that if IFRS 15 had been valid in 2017/2018, TSEK 198 would have been recognized in the income statement as “Net sales” for that financial year and TSEK 31 would have been recognized in the income statement as “Financial expenses”.

The following table illustrates the difference between how this was recognized in 2017/2018 and how it would have been recognized if IFRS 15 had been valid then:

	Invoiced distribution rights
	Recognized 2017/18	Under IFRS 15	Difference
Net sales	1,595	198	(1,397)
Financial expenses	-	(31)	(31)
Income for the year 2017/18	1,595	167	(1,427)

Equity was adjusted by TSEK (1,427) at May 1, 2018.

Oasmia Pharmaceutical AB (publ) – Interim report May 2018 – January 2019 20 (21)

The Board of Directors and the CEO of Oasmia Pharmaceutical AB certify that this interim report gives a fair view of the Group’s activities, position and results and describes essential risks and uncertainty factors that the Parent Company and the companies that are part of the Group face.

March 1, 2019

Uppsala

Julian Aleksov, Executive Chairman	Bo Cederstrand, Member of the Board
Alexander Kotsinas, Member of the Board	Lars Bergkvist, Member of the Board
Per Langö, Member of the Board	Mikael Asp, CEO

This information is information that Oasmia Pharmaceutical AB (publ) is obliged to make public pursuant to the EU Market Abuse Regulation and the Swedish Securities Market Act. The information was submitted for publication, through the agency of the contact person set out below, at 08:15 CET on March 1, 2019.

This report has not been the subject of review by the company's auditors.

COMPANY INFORMATION

Oasmia Pharmaceutical AB (publ)

Corp. reg. no. 556332-6676

Domicile: Stockholm

Address and telephone number of the head office

Vallongatan 1, 752 28 UPPSALA, SWEDEN

Phone: +46 18-50 54 40, www.oasmia.com, E-mail: info@oasmia.com

Questions concerning this report should be addressed to:

Mikael Asp, CEO, Phone: +46 18-50 54 40, E-mail: mikael.asp@oasmia.com

FUTURE REPORT DATES

Year-end report May 2018 – April 2019 June 5, 2019

Annual Report May 2018 – April 2019 August 23, 2019

Interim report May 2019 – July 2019 September 6, 2019

Interim report May 2019 – October 2019 December 3, 2019

Oasmia Pharmaceutical AB (publ) – Interim report May 2018 – January 2019 21 (21)

Key figures in USD (additional information)

Solely for the convenience of the reader, some key figures have been translated into USD as additional information for shareholders in the U.S. It is not the official report in the functional currency of Oasmia, which is SEK. Swedish krona has been translated into U.S. dollars at the closing rate as per January 31, 2019 which was 9.0465 SEK per one USD (source: Federal Reserve Bank of New York). This rate has been used for conversion of currency for all figures including those from previous periods.

	2018/19	2017/18	2017/18
$ thousand if nothing else is stated	May-Jan	May-Jan	May-Apr

Key ratios and other information
Number of shares at the end of the period, before and after dilution, in thousands	227,759	176,406	176,406
Weighted average number of shares, before and after dilution, in thousands	196,241	162,904	166,196
Earnings (loss) per share, before and after dilution, in $	(0.07)	(0.06)	(0.08)
Equity per share, $	0.19	0.23	0.22
Equity/Assets ratio, %	71	65	61
Net debt	8,643	12,559	18,978
Net debt/Equity ratio, %	20	31	50
Number of employees at the end of the period	57	58	58

Consolidated income statement in brief
Net sales	189	257	350
Capitalized development cost	989	739	1,012
Operating income (loss)	(8,360)	(8,369)	(11,466)
Financial income and expenses - net	(1,536)	(1,130)	(1,580)
Income (loss) before taxes	(9,896)	(9,498)	(13,045)
Income (loss) for the period	(13,524)	(9,498)	(13,045)
Comprehensive income (loss) for the period	(13,528)	(9,498)	(13,048)

Consolidated statement of financial position in brief
Total non-current assets	54,710	53,789	53,895
Total current assets	7,505	8,432	8,899
Total assets	62,215	62,221	62,795
Total equity	44,144	40,218	38,140
Total current liabilities	14,443	22,003	24,655
Total liabilities	18,071	22,003	24,655
Total equity and liabilities	62,215	62,221	62,795

Consolidated cash flow statement in brief
Operating income (loss) before financial items	(8,360)	(8,369)	(11,466)
Cash flow from operating activities before changes in working capital	(8,091)	(8,837)	(11,864)
Cash flow from operating activities	(8,231)	(10,429)	(13,667)
Cash flow from investing activities	(1,320)	(2,061)	(2,371)
Cash flow from financing activities	8,667	14,664	14,664
Cash flow for the period	(883)	2,173	(1,374)
Cash and cash equivalents at end of the period	840	5,268	1,722